United States securities and exchange commission logo





                           November 30, 2020

       Greg Duncan
       Chief Executive Officer
       Virios Therapeutics, LLC
       44 Milton Avenue
       Alpharetta, GA 30009

                                                        Re: Virios
Therapeutics, LLC
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed November 12,
2020
                                                            File No. 333-248447

       Dear Mr. Duncan:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 6 to Form S-1 filed November 12, 2020

       Employment Agreements, page 106

   1. We note your revised disclosures on page F-28 regarding your membership issuances to
                                                        Dr. Pridgen. Please
revise to add disclosure as appropriate regarding this August agreement, including as
a related party transaction. Please also file the July 2020
                                                        agreement discussed in
this section, or otherwise advise. In addition, your revised disclosures regarding
your agreement with Dr. Gendreau in your financial statements do not seem to correspond
with your disclosures in this section. Please reconcile your disclosures.
 Greg Duncan
Virios Therapeutics, LLC
November 30, 2020
Page 2

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameGreg Duncan
                                                           Division of
Corporation Finance
Comapany NameVirios Therapeutics, LLC
                                                           Office of Life
Sciences
November 30, 2020 Page 2
cc:       Darrick M. Mix, Esq.
FirstName LastName